FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 28, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1           Press Release and Material Change Report dated May 28,

2004 attached as

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: May 28, 2004

Exhibit 1

 Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

May 28, 2004.

3.

News Release

News release was issued on May 28, 2004 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc., announced today a new partnership and the availability of a new gaming site www.badlandspoker.com.  The partnership is strategic, in that it continues to expand our market to on-line sportsbook customers.

5.

Full Description of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc., announced today a new partnership and the availability of a new gaming site www.badlandspoker.com.  The partnership is strategic, in that it continues to expand our market to on-line sportsbook customers.

On-line sportsbook customers are a high affinity group as they are often poker players, have the necessary on-line connection, and have already established real money accounts to do on-line transactions.  This site will be hosted by Action Poker.  Badlands players will join the aggregate card room, which utilizes the Company’s suite of gaming software. Marketing efforts will be directed at current www.BetBadlands.com customers who can click-through to download the poker client.

“We are excited to offer our customers a Badlands site to play poker,” stated Lee Bowman, General Manager, Badlands.  “The ongoing rise in the popularity of poker has fueled demand for such services, and Badlands continues to deliver what our customers want.”

“We are pleased to be able to host a site that is marketed directly to the sportsbook community,” states Jake  Kalpakian, President and C.E.O of Las Vegas.  “This community’s interest in and readiness to adopt on-line gaming as an extension of their current on-line activities makes it a natural next step for services we market.”

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President, of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 28th day of May, 2004.